UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 2)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Dynabazaar, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    305158107
                                    ---------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 31, 2003
                                -----------------
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 305158107
-------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Barington Companies Equity Partners, L.P.                         13-4088890
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |x|
                                                                   (b)  |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                           7)   SOLE VOTING POWER
NUMBER OF                       648,890
SHARES                   -------------------------------------------------------
BENEFICIALLY               8)   SHARED VOTING POWER
OWNED BY                        none
EACH                     -------------------------------------------------------
REPORTING                  9)   SOLE DISPOSITIVE POWER
PERSON                          648,890
WITH                     -------------------------------------------------------
                          10)   SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    648,890
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.4%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 305158107
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Ramius Capital Group, LLC                                         13-3937658
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  |x|
                                                            (b)  |_|
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    OO
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                               |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-------------------------------------------------------------------------------
                           7)   SOLE VOTING POWER
NUMBER OF                       313,695
SHARES                   -------------------------------------------------------
BENEFICIALLY               8)   SHARED VOTING POWER
OWNED BY                        none
EACH                     -------------------------------------------------------
REPORTING                  9)   SOLE DISPOSITIVE POWER
PERSON                          313,695
WITH                     -------------------------------------------------------
                          10)   SHARED DISPOSITIVE POWER
                                none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    313,695
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.2%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 305158107
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Ramius Halifax Partners, L.P.                                   98-01976232
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |x|
                                                               (b)  |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                           |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                            7)   SOLE VOTING POWER
NUMBER OF                        313,695
SHARES                    ------------------------------------------------------
BENEFICIALLY                8)   SHARED VOTING POWER
OWNED BY                         none
EACH                      ------------------------------------------------------
REPORTING                   9)   SOLE DISPOSITIVE POWER
PERSON                           313,695
WITH                      ------------------------------------------------------
                           10)   SHARED DISPOSITIVE POWER
                                 none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    313,695
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.2%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 305158107
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    MM Companies, Inc.                                               54-1811721
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |x|
                                                                (b)  |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS
   WC OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                              |_|
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
                            7)   SOLE VOTING POWER
NUMBER OF                        627,890
SHARES                   -------------------------------------------------------
BENEFICIALLY                8)   SHARED VOTING POWER
OWNED BY                         none
EACH                     -------------------------------------------------------
REPORTING                   9)   SOLE DISPOSITIVE POWER
PERSON                           627,890
WITH                     -------------------------------------------------------
                           10)   SHARED DISPOSITIVE POWER
                                 none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    627,890
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.3%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

            Introduction. This Amendment No. 2 amends and supplements the
Schedule 13D, dated February 25, 2002 (the "Schedule 13D"), filed with the Securities and Exchange Commission by JHC Investment Partners, LLC ("JHC"), MM Companies, Inc., formerly known as musicmaker.com, Inc. ("MM Companies"), Jewelcor Management, Inc. and Barington Companies Equity Partners, L.P., with respect to the common stock, $.001 par value (the "Common Stock") of Dynabazaar, Inc., a Delaware corporation, formerly known as Fairmarket, Inc. (the "Company"). The principal executive offices of the Company are located at 500 Unicorn Park Drive, Woburn, Massachusetts 01801.

            Item 2(a) - (c) of Schedule 13D, "Identity and Background" is deleted in its entirety and replaced with the following:

      (a) - (c) This Schedule 13D is being filed by Barington Companies Equity Partners, L.P., Ramius Capital Group, LLC, Ramius Halifax Partners, L.P. and MM Companies, Inc. (collectively, the "Reporting Entities").

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the managing member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of Ramius Capital Group, LLC is C4S, LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of C4S, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a managing member of C4S, LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

      Ramius Halifax Partners, L.P. is a Delaware limited partnership that is engaged in investing in a multi-strategy portfolio. The address of the principal business and principal offices of Ramius Halifax Partners, L.P. is 666 Third Avenue, 26th Floor, New York, New York

10017. The general partner of Ramius Halifax Partners, L.P. is Ramius Capital Group, LLC, which is discussed above.

      MM Companies, Inc. is a Delaware corporation that was formerly engaged in the business of marketing customized compact discs over the internet and is presently exploring alternative business opportunities. The address of the principal business and principal offices of MM Companies, Inc. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. The officers and directors of MM Companies, Inc. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

            Item 4 of the Schedule 13D, "Purpose of the Transaction," is amended by adding the following:

      As of December 31, 2003, JHC Investment Partners, LLC determined to distribute pro rata to the members of JHC all of the Common Stock of the Company held by JHC, in the following amounts:

      Name                                                # of Shares
      ----                                                -----------
      Barington Companies Equity Partners, L.P.             627,390
      Ramius Capital Group, LLC                             313,695
      Ramius Halifax Partners, L.P.                         313,695
      Jewelcor Management, Inc.                             627,390
      MM Companies, Inc.                                    627,390
      Wynnefield Partners Small Cap Value, L.P.             198,067
      Wynnefield Partners Small Cap Value, L.P. 1           285,024
      Wynnefield Small Cap Value Offshore Fund, Ltd.        144,299
      UV Equities LLC                                       348,550

      Following such distribution, Barington Companies Equity Partners, L.P., Ramius Capital Group, LLC, Ramius Halifax Partners, LLC and MM Companies, but not Jewelcor Management, Inc., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. 1, Wynnefield Small Cap Value Offshore Fund, Ltd. and UV Equities LLC, may continue to act together for the purpose of acquiring, holding or disposing of Common Stock of the Company, and accordingly may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder. Inclusion of Jewelcor Management, Inc., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. 1, Wynnefield Small Cap Value Offshore Fund, Ltd. and UV Equities LLC in any such group is expressly disclaimed.

            Item 5(a) of the Schedule 13D, "Interest in Securities of the Issuer," is deleted in its entirety and replaced with the following:

      (a) As of the date hereof, the Reporting Entities own an aggregate of 1,904,170 shares of Common Stock, representing approximately 7.0% of the outstanding shares of Common Stock based upon the 27,049,744 shares of Common Stock reported by the Company to be issued and outstanding as of November 12, 2003 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

      As of the date hereof, Barington Company Equities Partners, L.P. beneficially owns an aggregate of 648,890 shares of Common Stock, representing approximately 2.4% of the outstanding shares of Common Stock.

      As of the date hereof, Ramius Capital Group, LLC beneficially owns an aggregate of 313,695 shares of Common Stock, representing approximately 1.2% of the outstanding shares of Common Stock.

      As of the date hereof, Ramius Halifax Partners, L.P. beneficially owns an aggregate of 313,695 shares of Common Stock, representing approximately 1.2% of the outstanding shares of Common Stock.

      As of the date hereof, MM Companies beneficially owns an aggregate of 627,890 shares of Common Stock, representing approximately 2.3% of the outstanding shares of Common Stock.

            Item 7 of the Schedule 13D, "Materials to be Filed as Exhibits," is amended by adding the following:

      4. Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Ramius Capital Group, LLC, Ramius Halifax Partners, LLC and MM Companies, Inc., and dated January 23, 2004.

      5. Letter dated November 19, 2003 from Barington Capital Group, L.P. to Goodwin Procter & Hoar.

      Schedule II of the Schedule 13D, "Directors and Officers of musicmaker.com, Inc." is deleted in its entirety and replaced with the following:


                                   SCHEDULE II

                  Directors and Officers of MM Companies, Inc.

Name and Position            Principal Occupation         Principal Business Address
-----------------            --------------------         --------------------------

James A. Mitarotonda,        Chairman and Chief           c/o Barington Capital Group, L.P.
President, Chief             Executive Officer,           888 Seventh Avenue, 17th Floor
Executive Officer and        Barington Capital            New York, New York  10019
Director                     Group, L.P.

Jesse Choper,                Professor of Public          Univ. of California Law School
Director                     Law, University of           Boalt Hall
                             California at Berkeley       Berkeley, California 94720
                             School of Law

Seymour Holtzman,            Chairman and Chief           100 North Wilkes Barre Blvd.
Chairman                     Executive Officer,           Wilkes Barre, Pennsylvania 18702
                             Jewelcor Management, Inc.

William J. Fox,              Chairman and Chief           1700 Broadway, Suite 2200
Director                     Executive Officer,           New York, New York 10019
                             Arcade Marketing Inc.

Joseph Wright, Jr.,          President & Chief            20 Westport Road
Director                     Executive Officer,           Wilton, Connecticut 06897
                             PanAmSat Corp.

Melvin Brunt,                Chief Financial Officer      c/o Barington Capital Group, L.P.
Chief Financial Officer      Barington Capital            888 Seventh Avenue, 17th Floor
                             Group, L.P.                  New York, New York 10019

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this
Schedule 13D--Amendment No. 2 is true, complete and correct.

Dated:  January 23, 2004

                        BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                        By Barington Companies Investors, LLC, its general partner


                        By /s/ James A. Mitarotonda
                          ----------------------------------
                           Name: James A. Mitarotonda
                           Title: Manager

                        RAMIUS CAPITAL GROUP, LLC


                        By /s/ Jeffrey M. Solomon
                          ----------------------------------
                           Name: Jeffrey M. Solomon
                           Title: Authorized Signatory


                        RAMIUS HALIFAX PARTNERS, LLC


                        By /s/ Jeffrey M. Solomon
                          ---------------------------------
                           Name: Jeffrey M. Solomon
                           Title: Authorized Signatory


                        MM COMPANIES, INC.



                        By /s/ James A. Mitarotonda
                          ---------------------------------
                           Name: James A. Mitarotonda
                           Title: President and Chief Executive Officer

                                    EXHIBIT 4

                            Agreement of Joint Filing

            Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.


            IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:   January 23, 2004

                        BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                        By Barington Companies Investors, LLC, its general partner


                        By /s/ James A. Mitarotonda
                          -----------------------------------
                           Name: James A. Mitarotonda
                           Title: Manager

                        RAMIUS CAPITAL GROUP, LLC


                        By /s/ Jeffrey M. Solomon
                          ----------------------------------
                           Name: Jeffrey M. Solomon
                           Title: Authorized Signatory


                        RAMIUS HALIFAX PARTNERS, LLC


                        By /s/ Jeffrey M. Solomon
                          ---------------------------------
                           Name: Jeffrey M. Solomon
                           Title: Authorized Signatory


                        MM COMPANIES, INC.



                        By /s/ James A. Mitarotonda
                          ---------------------------------
                           Name: James A. Mitarotonda
                           Title: President and Chief Executive Officer

                                    EXHIBIT 5

                             Barington Capital Group


November 19, 2003


Goodwin Procter & Hoar
53 State Street
Boston, MA 02109
Attn: Mr. Jonathan Dinwoodey

Re:  Shares of FAIM (Fairmarket, Inc.) owned by JHC Investment Partners LLC


Dear Jon:

As previously discussed, please break up the shares currently held by JHC Investment Partners LLC in the following lots:

      Barington Companies Equity Partners, LP         627,390
      Ramius Capital Group, LLC                       313,695
      Ramius Halifax Partners, LP                     313,695
      Jewelcor Management Inc.                        627,390
      MM Companies Inc.                               627,390
      Wynnefield Partners Small Cap Value, LP         198,067
      Wynnefield Partners Small Cap Value, LP 1       285,024
      Wynnefield Small Cap Value Offshore Fund, Ltd.  144,299
      UV Equities LLC                                 348,550

      Total Shares                                  3,485,500

It is understood that these new lot's will continue to carry restrictive legend. Please forward all certificates for the new lots to Barington Capital Group, LP at 888 Seventh Avenue 17th Floor, New York, NY 10019 Attn: Clark D. Ruiz II. Should you have any further questions, feel free to contact me at 212.974.5714.

Sincerely,

/s/ Clark D. Ruiz II                            /s/ James A. Mitarotonda

CC: Mel Brunt, Stacey Rickman